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                              January 13, 2021

       David W. Crane
       Chief Executive Officer
       Climate Real Impact Solutions II Acquisition Corporation
       300 Carnegie Center, Suite 150
       Princeton, NJ 08540

                                                        Re: Climate Real Impact
Solutions II Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251983

       Dear Mr. Crane:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 8, 2021

       Our amended and restated certificate of incorporation will require, page
72

   1. We note the disclosure indicates the federal district courts will be the exclusive forum for
                                                        Securities Act claims
while section 12.1 of exhibit 3.2 specifies the Delaware Court of
                                                        Chancery as the
exclusive forum. Please reconcile and if the federal courts are the exclusive forum for
Securities Act claims, please revise the disclosure to address any uncertainty around the
enforceability of the provision, given the concurrent jurisdiction provided in Section 22
of the Securities Act. Please also disclose that investors cannot waive compliance with
the federal securities laws and the rules and regulations
                                                        thereunder.
 David W. Crane
FirstName  LastNameDavid   W. II
                              Crane
Climate Real Impact Solutions    Acquisition Corporation
Comapany
January 13,NameClimate
            2021        Real Impact Solutions II Acquisition Corporation
January
Page 2 13, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Paul D. Tropp